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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~120963~~ 65935

RECEIVED MAR 2 9 2004 PROCESSING SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 AND ENDING DECEMBER 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTOR POLLUX SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

53 Brooks Street
(No. and Street)

Medfield (CITY) MA (state) 02052 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darin S Oliver (508) 359-4709
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Darin S Oliver swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castor Pollux Securities LLC , as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Pamela A Martin 3/23/04

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Board of Directors
Castor Pollux Securities LLC.

I have examined the financial statements of Castor Pollux Securities LLC for the year ended December 31, 2003 and have issued my report thereon dated March 18, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the. Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in Section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected'benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Castor Pollux Securities LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the commission's objectives. In addition, no facts came to my attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

March 18, 2004

Harvey Karll CPA, P.C.

Castor Pollux Securities LLC

Audited Financial Statements

The Year Ended December 31, 2003

CONTENTS
INDEX
*****
****
**
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

March 18, 2004

Castor Pollux Securities LLC
35 Brook Street
Medfield, MA 02052

To the Stockholders:

I have audited the accompanying Balance Sheet of Castor Pollux Securities LLC as of December 31, 2003, and the related Statements of Income, Retained Earnings, Stockholder's Equity and Cash Flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform my audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castor Pollux Securities LLC as of December 31, 2003 and the results of its operations and cash flows for the year ended December 31, 2003, in conformity with generally accepted accounting principles.

Harvey Karll CPA P.C.

Castor Pollux Securities LLC
Ballance Sheet
December 31, 2003

Assets

Current Assets			
Cash in Bank		$ 385,217.43	
Accts Receivable		2,174,783.48	
Prepaid NASD Fees		3,000.00	
Total Current Assets			**$2,563.000.91**
Fixed Assets			
Office Equipment	$ 3,696.93		
A/D - Office Equipment	607.00	3,089.93	
Computer Equipment	10,227.86		
A/D - Computer Equipment	2,101.00	8,126.86	
Computer Software	6,992.20		
A/D - Computer Software	1,165.00	5,827.20	
Office Furn & Fixtures	10,960.72		
A/D - Furn & Fixtures	783.00	10,177.72	
Total Fixed Assets			**27,221.71**
Other Assets			
Sec Deposit-Leased Auto		700.00	
Total Other Assets			**700.00**
Total Assets			**$2,590,922.62**

See Accountant's Audit Report

Castor Pollux Securities LLC
Balance Sheet
December 31, 2003

Liabilities & Equity

Liabilities

Current Liabilities		
Accrued Expenses	$ 8,680.81	
Payroll Tax Liabilities	2,143.60	
Total Current Liab.		$ 10,824.41
Total Liabilities		10,824.41
Equity		
Charles Jobson Capital	16,601.89	
Chris Argyrople Capital	16,601.89	
Darin Oliver Capital	2,546,894.43	
Total Equity		2,580,098.21
Total Liabilities & Equity		$ 2,590,922.62

See Accountant's Audit Report

Castor Pollux Securities LLC

Income Statement

Twelve Months Ended December 31, 2003

	Year To Date	%
Income		
Sales	$ 2,576,796.55	100.0
Total Income	**2,576,796.55**	**100.0**
General & Administrative Exp.		
(See Schedule A)	199,233.36	7.7
Other Income		
Interest Income	434.41	0.0
Total Other Income	**434.41**	**0.0**
Net Income (Loss)	**2,377,997.60**	**92.3**

See Accountant's Audit Report

Castor Pollux Securities LLC
Income Statement
Twelve Months Ended December 31, 2003

General & Administrative Exp.
(Schedule A)

	Year To Date	%
Salaries	$ 31,940.08	1.2
Business Meals	7,101.60	0.3
Automobile Expense	2,759.55	0.1
Computer Services	1,405.99	0.1
Computer Data Services	885.69	0.0
Broker Dealer Compliance	12,371.95	0.5
Computer Supplies	750.98	0.0
Contributions	515.00	0.0
Depreciation	3,983.00	0.2
Dues & Subscriptions	699.10	0.0
Insurance-Fidelity Bond	369.00	0.0
Interest	190.33	0.0
Insurance-Health	9,968.20	0.4
Legal Fees	50,493.05	2.0
Miscellaneous Expense	2,271.88	0.1
NASD Fees	9,423.00	0.4
Office Expenses	4,610.41	0.2
Mobile Internet Service	1,839.61	0.1
Printing	1,703.95	0.1
Recruiting	2,500.00	0.1
Leased Auto	13,477.58	0.5
Taxes Payroll	2,871.10	0.1
Telephone	12,872.90	0.5
Travel	24,229.41	0.9
Total G & A Expense	**$ 199,233.36**	**7.7**

Castor Pollux Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2003

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 2,377,997.60	
Adjustments		
Add:		
Depreciation	3,983.00	
Accrued Expenses	8,680.81	
Payroll Tax Liabilities	529.33	
Less:		
Accts Receivable	(2,174,783.48)	
Prepaid NASD Fees	(3,000.00)	
Cash from Operations		**213,407.26**
Cash Flows - Invested		
Office Equipment	(1,304.03)	
Computer Equipment	(4,836.22)	
Computer Software	(6,992.20)	
Office Furn & Fixtures	(10,960.72)	
Sec Deposit-Leased Auto	(700.00)	
Investing Cash Flows		**(24,793.17)**
Cash Flows - Financing		
Charles Jobson Capital	(57,178.08)	
Chris Argyrople Capital	(57,178.08)	
Darin Oliver Capital	309,665.16	
Financing Cash Flows		**195,309.00**
Cash Increase (Decrease)		**383,923.09**
Cash - Beginning of Year		
Cash - Checking	1,294.34	
Total Beginning of Year		**1,294.34**
Cash on Statement Date		**$ 385,217.43**

See Accountant's Audit Report

Castor Pollux Securities LLC
Statement of Changes in Member Capital
December 31, 2003

Beginning Balance	$ 6,791.61
Net Income (Loss)	2,377,997.60
Member Investments	806,930.19
Distributions to Members	(611,621.19)
Ending Balance	$ 2,580,098.21

(See Accountant's Audit Report)

Castor Pollux Securities LLC
Notes to Financial Statements
December 31, 2003

1. Nature of Business

The Corporation is a registered Broker/Dealer selling securities, and hedge fund investing for institutional clients. it is a Delaware limited liability company operating in Massachusetts.

2. Summary of Significant Accounting Policies

Basis of Accounting - the Corporation's books are on the accrual basis.

3. Net Capital

Pursuant to the net capital provisions of Rule 1563-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Corporation has net capital and net capital requirements of approximately $368,093 and $ 5,000 respectively. The Corporation's net capital ratio was 2.9%. The Corporation had excess net capital of $363,093.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

5. Depreciation and Amortization

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line methods over the following useful lives:

Furniture & Fixtures	- 7 years
Computer Equipment	- 5 years
Software	- 3 years

6. Income Taxes

The corporation is a limited liability company which for income tax purposes is taxed as a partnership. The members pay income taxes on their share of the company's profit and losses.

(See Accountant's Audit Report)

7. Ownership Changes

Effective January 1, 2003 the company members changes ownership interest as follows:

Darin Oliver from 96% to 98%
Charles Jobson from 2% to 1%
Chris Argyrople from 2% to 1%

8. Lease Obligations

The company leases an automobile at $675.23 per month, $8102.76 annually. Future lease obligations are as follows:

2004	$8102.76
2005	8102.76
2006	1350.46

Castor Pollux Securities LLC
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2003

Unaudited Net Capital	$ 372,477.14
Year End Accruals	(4,384.12)
Audited Net Capital	$ 368,093.02

(See Accountant's Audit Report)

Castor Pollux Securities LLC
Statement of Net Capital
December 31,2003

Net Worth	$ 2,580,098.21
Less:	
Non Allowable Assets	2,212,005.19
Net Capital (ANC)	$ 368,093.02
Aggregate Indebtedness (AI)	$ 10,824.41
AI/ANC	.029 to 1.00
Required Capital	$ 5,000
Excess Capital	$ 363,093.02

(See Accountant's Audit Report)